Exhibit 99.1

VIA optronics Provides Further Update to Recent Management Communications

Nuremberg, Germany, December 1, 2023 – On 17 November 2023, VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”) reported that Jürgen Eichner had been temporarily suspended by the Supervisory Board from his position as a member of the management board. Following discussions with Jürgen Eichner, the Supervisory Board today decided to withdraw the suspension. On his own initiative, Mr. Eichner has offered to take a paid extraordinary vacation until 31 December 2023. It is important for Mr. Eichner to avoid any impression that he may want to influence the investigation.

Chief Executive Officer Roland Chochoiek commented, “As we have stated previously, the Company and the Supervisory Board are continuing to work with the advisors to complete the investigation as soon as possible and will provide further updates once the investigation has been concluded.”

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Investor Relations for VIA:

Griffin Morris or Margaret Jones

Alpha IR Group

Phone: +1 312-445-2870

Email: VIAO@alpha-ir.com

Media Contact:

Alexandra Müller-Plötz

Phone: +49-911-597 575-302

Email: AMueller-Ploetz@via-optronics.com